Filed by Woodward, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hexcel Corporation

Commission File No.: 001-08472

The following communication from members of the leadership team at Woodward, Inc. was distributed to certain customers starting on January 12, 2020.

Dear [NAME],

I am reaching out directly to share some exciting news – today, Woodward announced that it has agreed to merge with Hexcel. This transaction brings together two highly complementary and innovative businesses to create a premier integrated systems provider serving the aerospace and industrial sectors. You can find the announcement press release here [INSERT HYPERLINK], and additional information on our website.

We firmly believe that this merger will provide significant benefits for all of our stakeholders, especially our customers. Woodward’s focus on innovative control systems is a natural fit with Hexcel’s leadership in advanced lightweight materials, as both companies look to enable smarter, cleaner and safer solutions for our customers across the aerospace and industrial sectors. In joining forces with Hexcel, a company that shares our commitment to excellence and high impact R&D, we will be well positioned to support customer needs and invest in innovation to drive the future of flight and energy control – including aircraft aerodynamics, energy efficiency, improved safety and reduced emissions and noise.

We are excited about our future with Hexcel, but for now, nothing changes. Until the transaction closes, which we expect to be in the third calendar quarter of 2020, both Woodward and Hexcel will continue to operate as separate companies. As always, Woodward remains committed to meeting your needs while providing you with the highest level of service.

We will provide you updates on this exciting development as we can, but in the meantime, your point of contact at Woodward will remain the same, and we will be available to answer additional questions you may have in the coming weeks and months.

Thank you for your continued support of Woodward.

Sincerely,

[NAME]

[TITLE]

Woodward

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Hexcel or Woodward to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Hexcel, Woodward or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Hexcel stockholders and Woodward stockholders on the expected schedule; difficulties and delays in integrating Hexcel’s and Woodward’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Hexcel’s or Woodward’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Hexcel or Woodward to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Hexcel and Woodward operate; and the fact that Hexcel’s and Woodward’s reported earnings and financial position may be adversely affected by tax and other factors.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Hexcel’s and Woodward’s publicly filed reports, including Hexcel’s Annual Report on Form 10-K for the year ended December 31, 2018 and Woodward’s Annual Report on Form 10-K for the year ended September 30, 2019.

Hexcel and Woodward caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Hexcel, Woodward or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Woodward will file with the SEC a registration statement on Form S-4 to register the shares of Woodward’s common stock to be issued in connection with the merger. The registration statement will include a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Hexcel and Woodward seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEXCEL, WOODWARD AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Hexcel at its website, www.hexcel.com, or from Woodward at its website, www.woodward.com. Documents filed with the SEC by Hexcel will be available free of charge by accessing Hexcel’s website at www.hexcel.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Hexcel Corporation at 281 Tresser Boulevard, Stamford, Connecticut 06901, (203) 352-6826, and documents filed with the SEC by Woodward will be available free of charge by accessing Woodward’s website at www.woodward.com under the heading Investors, or, alternatively, by directing a request by telephone or mail to Woodward, Inc. at PO Box 1519, Fort Collins, Colorado 80522, (970) 498-3580.

Participants In The Solicitation

Hexcel, Woodward and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Hexcel and Woodward in respect of the proposed merger under the rules of the SEC. Information about Hexcel’s directors and executive officers is available in Hexcel’s proxy statement dated March 22, 2019 for its 2019 Annual Meeting of Stockholders. Information about Woodward’s directors and executive officers is available in Woodward’s proxy statement dated December 13, 2019 for its 2019 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hexcel or Woodward using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.